SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, June 12, 2023 - Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs the market in general that, due to the Material Fact disclosed by Unipar Carbocloro S.A. and the news published in the media regarding Novonor's equity interest in Braskem, requested clarification from Novonor in this regard, who sent the following correspondence to the Company:

“Dear sirs,

We inform you that we received from Unipar Carbocloro S.A. (“Unipar”), on June 10, 2023, the non-binding proposal (“Proposal”) for the acquisition of shares control of Braskem S.A. (“Braskem”).

Pursuant to the terms of the Proposal (i) Unipar will hold 34.366% (representing Braskem's shares control) of the total shares issued by Braskem (ex-treasury), with each share valued at R$36.5; (ii) Novonor S.A (“Novonor”) will remain with a minority interest, indirectly representing 4% of the total shares currently issued by Braskem.

The Proposal is also subject to the performance of a confirmatory audit of certain assumptions and the implementation of a series of precedent conditions, including the non-exercise by Petróleo Brasileiro S.A. (“Petrobras”) of its right of first refusal or its tag along right, as provided, respectively, in Clauses 7.5 and 7.12 of the Shareholders' Agreement of BRK Investimentos Petroquímicas S.A and Braskem S.A. in effect on this date between Novonor and Petrobras.

Novonor will evaluate the terms and conditions of the Proposal together with the financial institutions holding the fiduciary alienation of the shares of Braskem S.A. owned by Novonor, as it has done with the other offers previously communicated to you. No decision, even if preliminary, has been taken with respect to the Proposal.

Any material or binding evolution in the discussions will be immediately communicated to you, so that you can adopt the usual measures.

São Paulo, June 11, 2023.

Novonor S.A. – In Judicial Recovery”

Braskem informs that it will continue to support Shareholders and will keep the market informed about relevant developments, in compliance with applicable laws.

For more information, contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.